FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 28, 2011

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 28, 2011 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc. FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1. 408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2011

Taipei, Taiwan, R.O.C., October 28, 2011 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$46,698 million for the third quarter of 2011 (3Q11), down by 9% year-over-year and up by 1% sequentially.  Net income for the quarter totaled NT$3,468 million, down from a net income of NT$5,460 million in 3Q10 and down from a net income of NT$3,644 million in 2Q11.  Diluted earnings per share for the quarter were NT$0.52 (or US$0.089 per ADS), compared to diluted earnings per share of NT$0.81 for 3Q10 and diluted earnings per share of NT$0.54 for 2Q11.

RESULTS OF OPERATIONS

3Q11 Results Highlights – Consolidated
●
Net revenue contribution from IC packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$26,331 million, NT$5,498 million, NT$14,210 million, NT$645 million and NT$14 million, respectively, and each represented approximately 56%, 12%, 31%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$37,786 million, down by 6% year-over-year and up by 1% sequentially.

-	Raw material cost totaled NT$21,550 million during the quarter, representing 46% of total net revenue, compared with NT$21,467 million and 46% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,726 million during the quarter, representing 12% of total net revenue, compared with NT$5,631 million and 12% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,381 million during the quarter, up by 13% year-over-year and up by 1% sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Gross margin decreased to 19.1% in 3Q11 from 19.4% in 2Q11.

●
Total operating expenses during 3Q11 were NT$4,600 million, including NT$1,830 million in R&D and NT$2,770 million in SG&A, compared with total operating expenses of NT$4,343 million in 2Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, up from 9% in both 3Q10 and 2Q11.

●	Operating income for the quarter totaled NT$4,312 million, down from NT$4,621 million in the previous quarter. Operating margin decreased to 9.2% in 3Q11 from 10.0% in 2Q11.

●	In terms of non-operating items:

-	Net interest expense was NT$334 million, up from NT$321 million a quarter ago.

-	Total net foreign exchange loss and gain on valuation of financial assets and liabilities were net gain of NT$325 million.

-	Loss on equity-method investments of NT$9 million was primarily attributable to our investment in StarChips Technology Inc. and other investments.

-
Other non-operating expense, net of NT$94 million were primarily related to miscellaneous loss.  Total non-operating expense for the quarter was NT$112 million, compared to total non-operating expenses of NT$190 million for 3Q10 and total non-operating income of NT$128 million for 2Q11.

●
Income before tax was NT$4,200 million for 3Q11, compared to NT$4,749 million in the previous quarter.  We recorded income tax expense of NT$717 million during the quarter, compared to NT$998 million in 2Q11.

●	In 3Q11, net income was NT$3,468 million, compared to a net income of NT$5,460 million for 3Q10 and net income of NT$3,644 million for 2Q11.

●
Our total number of shares outstanding at the end of the quarter was 6,753,809,242, including treasury stock owned by our subsidiaries and shares bought back from the open market.  We bought back 90,488,000 shares of treasury stock from the open market during this quarter.  Our 3Q11 diluted earnings per share of NT$0.52 (or US$0.089 per ADS) were based on 6,696,545,459 weighted average number of shares outstanding in 3Q11.

3Q11 Results Highlights – IC ATM2
●
Net revenue from IC ATM was NT$32,581 million for the third quarter of 2011, down 4% year-over-year and up 1% sequentially.  Net revenue contribution from IC packaging operations, testing operations, EMS operations, and substrates sold to third parties was NT$26,344 million, NT$5,498 million, NT$94 million and NT$645 million, respectively, and each represented approximately 81%, 17%, 0% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$25,262 million, up 1% year-over-year and up 2% sequentially.

-	Raw material cost totaled NT$10,395 million during the quarter, representing 32% of total net revenue, compared with NT$10,231 million and 32% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,148 million during the quarter, representing 16% of total net revenue, compared with NT$5,030 million and 16% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,064 million during the quarter, up by 14% year-over-year and up by 1% sequentially.

●	Gross margin decreased to 22.5% in 3Q11 from 23.4% in 2Q11.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●
Total operating expenses during 3Q11 were NT$3,453 million, including NT$1,408 million in R&D and NT$2,045 million in SG&A, compared with total operating expenses of NT$3,199 million in 2Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, up from 9% in 3Q10 and 10% in 2Q11.

●	Operating income for the quarter totaled NT$3,866 million, down from NT$4,334 million in the previous quarter. Operating margin decreased to 11.9% in 3Q11 from 13.4% in 2Q11.

3Q11 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$14,116 million, down by 19% year-over-year and up by 1% sequentially.

●	Cost of revenues was NT$12,398 million, down by 19% year-over-year and down by 1% sequentially.

-	Raw material cost totaled NT$11,168 million during the quarter, representing 79% of total net revenue, compared with NT$11,297 million and 81% of total net revenue in the previous quarter.

-	Labor cost totaled NT$578 million during the quarter, representing 4% of total net revenue, compared with NT$601 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$186 million during the quarter, down by 20% year-over-year and down by 4% sequentially.

●	Gross margin increased to 12.2% in 3Q11 from 10.8% in 2Q11.

●
Total operating expenses during 3Q11 were NT$1,113 million, including NT$426 million in R&D and NT$687 million in SG&A, compared with total operating expenses of NT$1,100 million in 2Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 8%, up from 7% in 3Q10 and remained the same as 2Q11.

●	Operating income for the quarter totaled NT$605 million, up from NT$415 million in the previous quarter. Operating margin increased to 4.3% in 3Q11 from 3.0% in 2Q11.

LIQUIDITY AND CAPITAL RESOURCES

●	As of September 30, 2011, our cash and current financial assets totaled NT$33,180 million, compared to NT$20,270 million as of June 30, 2011.

●
Capital expenditures in 3Q11 totaled US$203 million, of which US$140 million was for IC packaging, US$44 million was for testing, US$8 million was for EMS and US$11 million was for interconnect materials.

●
As of September 30, 2011, we had total bank debt of NT$85,904 million, compared to NT$65,533 million as of June 30, 2011.  Total bank debt consisted of NT$31,334 million of revolving working capital loans, NT$3,542 million of the current portion of long-term debt, and NT$51,028 million of long-term debt.  Total unused credit lines amounted to NT$78,175 million.

●	Current ratio as of September 30, 2011 was 1.32, compared to 1.15 as of June 30, 2011. Net debt to equity ratio was 0.52 as of September 30, 2011.

●	Total number of employees was 52,312 as of September 30, 2011, compared to 47,952 as of September 30, 2010 and 51,196 as of June 30, 2011.

BUSINESS REVIEW

IC Packaging Operations3
●	Net revenues generated from our IC packaging operations were NT$26,344 million during the quarter, down by NT$957 million, or by 4% year-over-year, and up by NT$340 million, or by 1% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 82% of total IC packaging net revenues during the quarter, up by 1 percentage point from the previous quarter.

●	Gross margin for our IC packaging operations during the quarter was 19.5%, down by 2.9 percentage points from the same quarter last year and down by 1.3 percentages point from the previous quarter.

●
Capital expenditures for our IC packaging operations amounted to US$140 million during the quarter, of which US$116 million was used for wirebonding packaging capacity and US$24 million was used for wafer bumping and flip chip packaging equipment.

●	As of September 30, 2011, there were 13,535 wirebonders in operation. 743 wirebonders were added and 223 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 19% of total packaging net revenues, up by 3 percentage points from the previous quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$5,498 million, down by NT$519 million, or by 9% year-over-year, and up by NT$3 million, or remained the same sequentially.

●
Final testing contributed 85% to total testing net revenues, down by 2 percentage points from the previous quarter.  Wafer sort contributed 13% to total testing net revenues, up by 2 percentage points from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,617 million, up from NT$ 1,585 million in 3Q10 and down from NT$1,698 million in 2Q11.

●	In 3Q11, gross margin for our testing operations was 32.5%, down by 6.3 percentage points year-over-year and up by 2.2 percentage points from the previous quarter.

●	Capital spending on our testing operations amounted to US$44 million during the quarter.

●	As of September 30, 2011, there were 2,536 testers in operation. 176 testers were added and 48 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$14,116 million, down by NT$3,370 million, or by 19% year-over-year, and up by NT$130 million, or by 1% sequentially.

●
Communications products contributed 33% to total EMS net revenues, down by 1 percentage point from the previous quarter.  Computing products contributed 21% to total EMS net revenues, which remained the same as the previous quarter.  Consumer products contributed 20% to total EMS net revenues, down by 1 percentage point from the previous quarter. Industrial products contributed 16% to total EMS net revenues, up by 2 percentage points from the previous quarter.  Car products contributed 10% to total EMS net revenues, which remained the same as the previous quarter.

●	In 3Q11, gross margin for our EMS operations was 12.2%, up by 0.2 percentage point from 3Q10 and up by 1.4 percentage point from the previous quarter.

3 IC packaging services include module assembly services.

●	Capital spending on our EMS operations amounted to US$8 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,413 million during the quarter, down by NT$256 million, or by 10% year-over-year, and up by NT$52 million, or by 2% from the previous quarter. Of the total output of NT$2,413 million, NT$645 million was from sales to external customers.

●	Gross margin for substrate operations was 15.0% during the quarter, down by 10.0 percentage points year-over-year and down by 3.3 percentage points from the previous quarter.

●	In 3Q11, our internal substrate manufacturing operations supplied 38% (by value) of our total substrate requirements.

Customers
IC ATM
●
Our five largest customers together accounted for approximately 32% of our total net revenues in 3Q11, up by 4 percentage points from prior year and up by 3 percentage points from the previous quarter.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers accounted for 47% of our total net revenues during the quarter, compared to 44% in 3Q10 and 45% in 2Q11.

●	Our customers who are integrated device manufacturers, or IDMs, accounted for 35% of our total net revenues during the quarter, compared to 41% in 3Q10 and 38% in 2Q11.

EMS
●
Our five largest customers together accounted for approximately 56% of our total net revenues in 3Q11, compared to 62% in 3Q10 and 56% in 2Q11.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers accounted for 78% of our total net revenues during the quarter, compared to 78% in 3Q10 and 77% in 2Q11.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2010 Annual Report on Form 20-F filed on June 17, 2011.

Supplemental Financial Information

IC ATM Operations
Amounts in NT$ Millions	3Q/11	2Q/11	3Q/10
Net Revenues	32,581	32,255	34,015
Revenues by End Application
Communications	53%	50%	48%
Computers	14%	15%	16%
Automotive and Consumer	32%	34%	36%
Others	1%	1%	0%
Revenues by Region
North America	56%	54%	54%
Europe	11%	12%	14%
Taiwan	19%	21%	18%
Japan	7%	7%	9%
Other Asia	7%	6%	5%

IC Packaging Operations
Amounts in NT$ Millions	3Q/11	2Q/11	3Q/10
Net Revenues	26,344	26,004	27,301
Revenues by Packaging Type
Advanced substrate & leadframe based	82%	81%	84%
Traditional leadframe based	9%	10%	8%
Module assembly	5%	6%	5%
Others	4%	3%	3%
Capacity
CapEx (US$ Millions)*	140	220	185
Number of Wirebonders	13,535	13,015	11,467

Testing Operations
Amounts in NT$ Millions	3Q/11	2Q/11	3Q/10
Net Revenues	5,498	5,495	6,017
Revenues by Testing Type
Final test	85%	87%	85%
Wafer sort	13%	11%	13%
Engineering test	2%	2%	2%
Capacity
CapEx (US$ Millions)*	44	63	72
Number of Testers	2,536	2,408	2,060

EMS Operations
Amounts in NT$ Millions	3Q/11	2Q/11	3Q/10
Net Revenues	14,116	13,986	17,486
Revenues by End Application
Communications	33%	34%	37%
Computing	21%	21%	23%
Consumer	20%	21%	19%
Industrial	16%	14%	13%
Car	10%	10%	7%
Others	0%	0%	1%
Capacity
CapEx (US$ Millions)*	8	4	8
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data *
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2011	Jun. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Net revenues:
IC Packaging	26,331	25,991	27,289	77,135	75,069
Testing	5,498	5,492	6,017	16,329	15,968
Direct Material	645	677	697	2,010	2,072
EMS	14,210	14,019	17,486	43,324	42,351
Others	14	75	-	159	-
Total net revenues	46,698	46,254	51,489	138,957	135,460

Cost of revenues	(37,786)	(37,290)	(40,384)	(112,423)	(106,883)
Gross profit	8,912	8,964	11,105	26,534	28,577

Operating expenses:
Research and development	(1,830)	(1,703)	(1,668)	(5,164)	(4,529)
Selling, general and administrative	(2,770)	(2,640)	(2,772)	(8,050)	(7,341)
Total operating expenses	(4,600)	(4,343)	(4,440)	(13,214)	(11,870)
Operating income (loss)	4,312	4,621	6,665	13,320	16,707

Net non-operating (expenses) income:
Interest expense - net	(334)	(321)	(280)	(931)	(854)
Foreign exchange gain (loss)	(579)	294	146	(312)	62
Gain (loss) on equity-method investments	(9)	(2)	11	122	80
Gain (loss) on valuation of financial assets and liabilities	904	(94)	66	980	259
Others	(94)	251	(133)	866	(322)
Total non-operating (expenses) income	(112)	128	(190)	725	(775)
Income (loss) before tax	4,200	4,749	6,475	14,045	15,932

Income tax benefit (expense)	(717)	(998)	(771)	(2,678)	(1,838)
(Loss) income from continuing operations and before minority interest	3,483	3,751	5,704	11,367	14,094
Minority interest	(15)	(107)	(244)	(281)	(626)

Net income (loss)	3,468	3,644	5,460	11,086	13,468

Per share data:
Earnings (losses) per share
– Basic	NT$0.52	NT$0.55	NT$0.83	NT$1.68	NT$2.05
– Diluted	NT$0.52	NT$0.54	NT$0.81	NT$1.63	NT$2.01

Earnings (losses) per equivalent ADS
– Basic	US$0.091	US$0.095	US$0.129	US$0.289	US$0.321
– Diluted	US$0.089	US$0.093	US$0.127	US$0.281	US$0.315

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,696,545	6,790,854	6,671,901	6,789,121	6,660,297

Exchange rate (NT$ per US$1)	28.94	28.88	31.96	29.04	31.90

* Figures on this page reflect consolidation of USI starting in February 2010.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2011	Jun. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Net revenues:
IC Packaging	26,344	26,004	27,301	77,190	75,095
Testing	5,498	5,495	6,017	16,343	15,968
Direct Material	645	677	697	2,010	2,072
EMS	94	79	-	172	-
Total net revenues	32,581	32,255	34,015	95,715	93,135

Cost of revenues	(25,262)	(24,722)	(24,912)	(73,767)	(69,282)
Gross profit	7,319	7,533	9,103	21,948	23,853

Operating expenses:
Research and development	(1,408)	(1,290)	(1,260)	(3,931)	(3,438)
Selling, general and administrative	(2,045)	(1,909)	(1,953)	(5,845)	(5,340)
Total operating expenses	(3,453)	(3,199)	(3,213)	(9,776)	(8,778)
Operating income (loss)	3,866	4,334	5,890	12,172	15,075

Net non-operating (expenses) income:
Interest expense - net	(282)	(278)	(279)	(828)	(847)
Foreign exchange gain (loss)	(572)	280	177	(303)	114
Gain (loss) on equity-method investments	290	149	625	753	1,266
Gain (loss) on valuation of financial assets and liabilities	804	(109)	67	876	226
Others	(102)	204	(269)	690	(515)
Total non-operating (expenses) income	138	246	321	1,188	244
Income (loss) before tax	4,004	4,580	6,211	13,360	15,319

Income tax benefit (expense)	(523)	(832)	(596)	(2,001)	(1,517)
(Loss) income from continuing operations and before minority interest	3,481	3,748	5,615	11,359	13,802
Minority interest	(13)	(104)	(155)	(273)	(334)

Net income (loss)	3,468	3,644	5,460	11,086	13,468

Per share data:
Earnings (losses) per share
– Basic	NT$0.52	NT$0.55	NT$0.83	NT$1.68	NT$2.05
– Diluted	NT$0.52	NT$0.54	NT$0.81	NT$1.63	NT$2.01

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,696,545	6,790,854	6,671,901	6,789,121	6,660,297

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data – EMS
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Sep. 30 2011	Jun. 30 2011	Sep. 30 2010	Sep. 30 2011	Sep. 30 2010
Net revenues:
Total net revenues	14,116	13,986	17,486	43,198	46,718

Cost of revenues	(12,398)	(12,471)	(15,387)	(38,316)	(41,242)
Gross profit	1,718	1,515	2,099	4,882	5,476

Operating expenses:
Research and development	(426)	(415)	(407)	(1,240)	(1,222)
Selling, general and administrative	(687)	(685)	(724)	(2,075)	(2,114)
Total operating expenses	(1,113)	(1,100)	(1,131)	(3,315)	(3,336)
Operating income (loss)	605	415	968	1,567	2,140

Net non-operating (expenses) income:
Total non-operating (expenses) income	85	65	114	243	185
Income (loss) before tax	690	480	1,082	1,810	2,325

Income tax benefit (expense)	(194)	(155)	(174)	(644)	(333)
(Loss) income from continuing operations and before minority interest	496	325	908	1,166	1,992
Minority interest	(5)	(3)	(2)	(10)	(6)

Net income (loss)	491	322	906	1,156	1,986

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis*
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2011	As of Jun. 30, 2011

Current assets:
Cash and cash equivalents	32,089	19,583
Financial assets – current	1,091	687
Notes and accounts receivable	33,994	33,060
Inventories	26,813	24,207
Others	7,006	5,967
Total current assets	100,993	83,504

Financial assets – non current	2,640	2,743
Properties – net	110,653	104,566
Intangible assets	14,901	14,829
Others	4,514	4,460
Total assets	233,701	210,102

Current liabilities:
Short-term debts – revolving credit	31,334	26,026
Current portion of long-term debts	3,542	2,455
Notes and accounts payable	24,082	22,538
Others	17,472	21,674
Total current liabilities	76,430	72,693

Long-term debts	51,028	37,052
Other liabilities	4,135	4,205
Total liabilities	131,593	113,950

Minority interest	3,262	3,143

Shareholders’ equity	98,846	93,009
Total liabilities & shareholders’ equity	233,701	210,102

Current Ratio	1.32	1.15
Net Debt to Equity	0.52	0.47

* Figures on this page reflect consolidation of USI starting in February 2010.

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data – EMS Basis
(In NT$ millions)
(Unaudited)

	As of Sep. 30, 2011	As of Jun. 30, 2011

Current assets:
Cash and cash equivalents	10,836	9,177
Financial assets – current	136	64
Notes and accounts receivable	12,263	12,020
Inventories	7,216	6,458
Others	3,774	3,608
Total current assets	34,225	31,327

Financial assets – non current	439	525
Properties – net	4,850	4,578
Intangible assets	153	143
Others	824	840
Total assets	40,491	37,413

Current liabilities:
Short-term debts – revolving credit	5,748	6,068
Current portion of long-term debts	648	516
Notes and accounts payable	12,636	11,115
Others	2,181	2,089
Total current liabilities	21,213	19,788

Long-term debts	2,732	2,623
Other liabilities	478	480
Total liabilities	24,423	22,891

Minority interest	94	82

Shareholders’ equity	15,974	14,440
Total liabilities & shareholders’ equity	40,491	37,413